                                                               [GRAPHIC OMITTED]

QUARTERLY REPORT

FIRST QUARTER 2006

                     CINRAM ANNOUNCES FIRST QUARTER RESULTS
            (All figures in U.S. dollars unless otherwise indicated)

Cinram International Inc. reported its results for the first quarter ended March 31, 2006.

Cinram reported consolidated revenue of $447.8 million for the quarter ended March 31, 2006, compared to $453.8 million for the same quarter in the prior year. Net earnings were $3.9 million or $0.07 per share basic and diluted for the quarter ended March 31, 2006, compared to $4.1 million or $0.07 per share basic and diluted for the same quarter in the prior year. The Company generated earnings before interest, taxes and amortization (EBITA1), before unusual items, of $81.7 million, compared to $78.2 million for the same quarter in the prior year. EBITA1, including unusual items, was $70.3 million for the quarter ended March 31, 2006, compared to $74.3 million for the same quarter in the prior year. Unusual items recorded during the quarter consisted of one-time transaction costs associated with the Company's income trust conversion incurred during the quarter, combined with facility restructuring charges in California and Louviers, France.

"The year is off to an exciting start with the overwhelming shareholder approval for the conversion of Cinram into an income trust and the shipment of the first High Definition DVD titles," stated Isidore Philosophe, Chief Executive Officer. "If the one-time transaction costs and charges were excluded, Cinram's EBITA would have been ahead of those recorded for the same quarter last year. We believe that Cinram's solid cash flows for the first quarter will provide a good start for our new income trust structure."

PRODUCT REVENUES
For the quarter ended March 31, 2006, DVD revenue was $225.5 million, compared to $224.2 million for the same quarter in the prior year. The increase was mainly due to higher unit volumes, partially offset by lower selling prices. DVD revenue accounted for approximately 50% of consolidated revenue for the quarter ended March 31, 2006, up slightly from 49% in the prior year. The Company also recorded its first high definition HD-DVD revenues of $66,000 during the first quarter of 2006.

The Company's CD revenue was $65.7 million for the quarter ended March 31, 2006, compared to $73.1 million for the same quarter in the prior year. CD revenue accounted for approximately 15% of Cinram's 2006 consolidated revenue, compared to 16% for the same quarter in the prior year.

The printing segment, which encompasses the results of Ivy Hill Corporation, generated revenue of $42.0 million for the quarter ended March 31, 2006, compared to $51.8 million for the same quarter in the prior year. Printing accounted for approximately 9% of consolidated revenue for the quarter, down slightly from 11% for the same quarter in the prior year.

Distribution revenue increased to $77.4 million for the quarter ended March 31, 2006, compared to $59.9 million for the same quarter in the prior year. Distribution revenue represented approximately 17% of consolidated revenue for the quarter, compared to 13% for the same quarter in the prior year.

GEOGRAPHIC REVENUES
North American revenue was $327.0 million for the quarter ended March 31, 2006, compared to $351.7 million for the same quarter in the prior year. The decrease was attributable mainly to a decrease in CD and printing revenues, offset by higher distribution revenues. In 2006, North American revenue represented 73% of consolidated revenue for the quarter, compared to 78% for the same quarter in the prior year.

In Europe, revenue for the quarter ended March 31, 2006 was $120.8 million, compared to $102.1 million for the same quarter in the prior year, the increase was due to higher DVD volume and higher distribution revenue, primarily as a result of a major studio contract that came into effect in the second half of 2005. These gains were partially offset by lower audio CD, VHS video cassette and CD-ROM sales. European revenue represented 27% of consolidated revenue for the quarter, compared to 22% for the same quarter in the prior year.

OTHER FINANCIAL HIGHLIGHTS
Gross profit was $81.8 million for the quarter ended March 31, 2006, compared to $75.8 million for the same quarter in the prior year. Gross profit margins for the quarter ended March 31, 2006 were 18%, compared to 17% for the same quarter in the prior year, due to increased contribution from distribution activities, DVD and CD cost improvements, lower raw material costs, and lower depreciation and amortization costs.

Selling, general and administrative expenses were $36.9 million for the quarter ended March 31, 2006, compared to $35.8 million for the same quarter in the prior year. During the quarter, we incurred higher advisory costs relating to various projects, other than the income trust conversion.

Amortization of capital and intangible assets for the quarter ended March 31, 2006 was $54.2 million, compared to $55.8 million for the same quarter in the prior year, mainly due to the fact that certain assets have been fully-depreciated by the end of 2005.

UNUSUAL ITEMS
To effect the reorganization into an income trust, the Company incurred significant transaction costs of $3.5 million in the quarter. These costs include fees paid to financial, tax and legal advisors and other costs which have been recognized as unusual items in the consolidated statement of earnings. The Company will continue to incur additional transaction costs during the second quarter of 2006.

During the first quarter of 2006, management formulated an exit plan to shut down a combined CD and DVD manufacturing facility located in Commerce, California, transferring current production to the Pennsylvania facility. The plan was finalized in early March and termination notices were provided on March 27, 2006 to approximately 350 employees. As a result, contractual severance, employee related costs and other costs amounting to $3.0 million were recorded as an unusual item in the Company's Home Video and audio CD segments.

Also in the first quarter of 2006, management moved forward with a plan to shut down the CD operations at its manufacturing facility located in Louviers, France. The Louviers facility will continue to be utilized for DVD manufacturing. The plan was finalized in March and notice was provided to the workers council during the quarter affecting approximately 120 employees. As a result, contractual severance, employee related costs and other costs amounting to $4.7 million were recorded as an unusual item in the Company's audio CD segment.

SHARE VOLUME DATA
For the quarter ended March 31, 2006, the basic weighted average number of Cinram shares outstanding was 57.3 million, compared with 56.9 million for the same quarter in the prior year.

INCOME TRUST CONVERSION
As previously announced, the conversion of the Corporation to an income trust structure under a Plan of Arrangement was approved by its shareholders on April 28, 2006; a final order to that effect was issued by the Ontario Superior Court of Justice; and closing of the transaction is scheduled to take place on May 5, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2006 and 2005


MAY 4, 2006
This interim management's discussion and analysis (MD&A) should be read in conjunction with the MD&A in Cinram's Annual Report for the year ended December 31, 2005. This report does not reflect the reorganization of the Corporation pursuant to a plan of arrangement that became effective May 5, 2006, as described in Cinram's management proxy circular dated March 31, 2006. Where we say "we," "us," or the "Company," we mean Cinram International Inc. and its subsidiaries. External economic and industry factors remain substantially unchanged, unless otherwise stated.

FORWARD-LOOKING STATEMENTS
Certain statements contained in this management's discussion and analysis, and elsewhere in this quarterly report, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management's discussion and analysis. For a complete list of risks and uncertainties, please consult the Company's annual information form filed with Canadian securities commissions, available on www.sedar.com.

Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this quarterly report with the understanding that the Company's actual future results may be materially different from what we expect. These cautionary statements expressly qualify all forward-looking statements attributable to Cinram.

NON-GAAP FINANCIAL MEASURES
EBITA is defined herein as earnings before interest expense, interest income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the Company's industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles ("GAAP"). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table below.

EBIT is defined herein as earnings before interest expense, interest income and income taxes, and is a standard measure that is commonly reported and widely used in the Company's industry to assist in understanding and comparing operating results. EBIT is not a defined term under GAAP. Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table below.

We use EBIT and EBITA as a benchmark for measuring operating performance and for our lending securities arrangements.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

                                                              Three months ended March 31
(unaudited, in thousands of U.S. dollars)                     2006                          2005
------------------------------------------------------------------------------------------------
EBITA                                                      $70,291                       $74,326
------------------------------------------------------------------------------------------------
Amortization of capital assets                              36,750                        38,137
Amortization of intangible assets and                       17,413                        17,676
deferred financing fees
------------------------------------------------------------------------------------------------
EBIT                                                       $16,128                       $18,513
------------------------------------------------------------------------------------------------
Interest expense                                            11,737                        13,114
Interest income                                              (855)                         (290)
Income taxes                                                 1,311                         1,614
------------------------------------------------------------------------------------------------
NET EARNINGS                                                $3,935                        $4,075
------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2006 and 2005

1.       ABOUT OUR BUSINESS

Cinram International Inc. (Cinram or the Company) is the world's largest provider of pre-recorded multimedia products and related logistics services. Through facilities in the Americas and Western Europe, the Company manufactures and distributes pre-recorded DVDs, audio CDs and CD-ROMs, for motion picture studios, music labels, publishers and computer software companies. We also manufacture print components for the entertainment industry.

We operate four primary business segments: Home Video, Audio/ROM, Printing and Distribution. Our Home Video segment consists primarily of the replication of DVDs, including new releases and catalog titles. Our Audio/ROM segment consists primarily of the replication of audio CDs and CD-ROMs. Our Printing segment manufactures printing and packaging components primarily for the home entertainment industry including the artwork that is inserted into DVD and CD packaging, custom box sets and point-of-purchase merchandise displays, through our wholly-owned subsidiary, Ivy Hill Corporation (Ivy Hill). Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services primarily for our home video customers. Revenue from our remaining operations is included in 'Other,' which is principally made up of Giant Merchandising Inc. (Giant), our screen-printing entertainment merchandising business.

Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment (Fox),
Metro-Goldwyn-Mayer Home Entertainment (MGM), Lions Gate Films, Alliance Atlantis and EMI Music Group.

2.       FIRST QUARTER 2006 PERFORMANCE

Revenue in the first quarter of 2006 decreased to $447.8 million from $453.8 million in 2005 due to lower CD and printing revenue. DVD revenue increased slightly as organic growth from Fox in Europe was partially offset by price declines.

KEY PERFORMANCE METRICS

------------------------------------------------------------------------------------------------
                                                                     Three months ended March 31
(in thousands of U.S. dollars, except per share
data)                                                                     2006              2005
------------------------------------------------------------------------------------------------
Revenue                                                               $447,827          $453,818
EBITA                                                                  $70,291           $74,326
EBIT                                                                   $16,128           $18,513
Net earnings                                                            $3,935            $4,075
Basic earnings per share                                                 $0.07             $0.07
Diluted earnings per share                                               $0.07             $0.07
------------------------------------------------------------------------------------------------

Earnings before interest, taxes and amortization (EBITA) were down 5% to $70.3 million from $74.3 million in the first quarter of 2005, and EBITA margins as a percentage of revenue were 16%, in line with the first quarter of 2005.

In the three months ended March 31, 2006, we recorded charges of $11.4 million under unusual items, approximately $3.0 million of which related to the March closure of a DVD and CD manufacturing facility in Commerce, California, combined with $4.7 million relating to the closure of CD operations at our facility in Louviers, France, as well as approximately $0.2 million in other restructuring costs. We also incurred an additional $3.5 million relating to income trust charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2006 and 2005


3.       SEGMENTED RESULTS

3.1.     INDUSTRY SEGMENTS REVENUE

   (in millions of U.S. dollars)             2006                              2005
   ------------------------------------------------------------------------------------------------
   Home Video                            $229,109           51%            $231,275             51%
   Audio/ROM                              $66,353           15%              74,751             17%
   Printing                               $41,975            9%              51,852             11%
   Distribution                           $77,376           17%              59,854             13%
   Other                                  $33,014            8%              36,086              8%
   ------------------------------------------------------------------------------------------------
   Total                                 $447,827          100%            $453,818            100%
   ------------------------------------------------------------------------------------------------

        3.1.1. HOME VIDEO
        In the first quarter, revenue from the Home Video segment was down 1% to $229.1 million from $231.3 million in 2005, and accounted for 51% of consolidated revenue consistent with 2005. The decrease was driven by declining VHS video cassette sales.

        DVD revenue increased 1% to $225.5 million from $224.2 million in the first quarter of 2005 as a result of higher unit shipments, offset by lower selling prices. The lower selling prices were partially offset by price increases for raw material pass-throughs. DVD sales remained our major source of revenue, representing 50% of consolidated revenue for the first quarter up from 49% last year. The Company also recorded its first high definition HD-DVD revenues of $0.1 million during the first quarter of 2006.

        VHS video cassette revenue was down 51% in the first quarter to $3.5 million from $7.1 million in 2005, reflecting lower demand for VHS video cassettes. VHS video cassette sales represented less than 1% of consolidated sales in the first quarter ended March 31, 2006, down from 2% in 2005.

        3.1.2. AUDIO/ROM
        Revenue from the Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) was down 11% in the first quarter to $66.3 million from $74.8 million in 2005. Audio CD revenue was down 7% in the first quarter to $61.0 million from $65.7 million in 2005 and CD-ROM revenue was down 36% to $4.7 million from $7.4 million in the comparable 2005 period.

        The decrease in revenue resulted from lower audio CD unit shipments in France, slightly lower selling prices, combined with a steep decline in CD-ROM shipments in both North America and Europe. First quarter audio cassette revenue declined 63% to $0.6 million from $1.6 million in 2005.

        The Audio/ROM segment represented 15% of consolidated sales in the first quarter ended March 31, 2006, compared with 17% in the comparable 2005 period.


        3.1.3. PRINTING
        First quarter printing revenue was down 19% to $42.0 million from $51.9 million in 2005, in line with lower unit shipments from our contractual customers. The Printing segment accounted for 9% of first quarter sales in 2006, compared with 11% in the comparable 2005 period.

        3.1.4. DISTRIBUTION
        Distribution revenue was up 29% in the first quarter to $77.4 million from $59.9 million in 2005. The significant increase in distribution revenue reflects the recent Fox agreement in Europe as well as increased revenue from The Entertainment Network in the United Kingdom. We also distributed significantly more units in North America in the first quarter ended March 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2006 and 2005


        than in corresponding 2005 period. Distribution services accounted for 17% of first quarter consolidated revenue in 2006 compared with 13% in 2005.

        3.1.5. OTHER
        Giant Merchandising generated revenue of $27.3 million in the first quarter, down 11% from $30.8 million in 2005. Revenue from other non-core activities was $5.7 million in the first quarter compared with $5.3 million in 2005. These activities include authoring and other pre and post-production services, information technology, the sale of components, stampers and digital linear tapes.

        Revenue from the Other segment represented 8% of consolidated first quarter revenue, in line with the first quarter of the prior year.

3.2.    GEOGRAPHIC SEGMENTS REVENUE
        3.2.1.   NORTH AMERICA

        North American revenue was down 7% in the first quarter to $327.0 million from $351.7 million in 2005, principally due to lower DVD, CD-ROM and VHS video cassette sales, partially offset by increased distribution revenues. Printing and merchandising revenues were also lower than prior year levels.

        First quarter DVD revenue was down 8% to $160.1 million from $173.8 million in 2005 as a result of lower volumes and lower selling prices, partially mitigated by price increases resulting from raw material pass-throughs. First quarter HD-DVD revenue sales was $0.1 million, account for less than 1% of consolidated sales. First quarter VHS video cassette sales fell 37% to $3.3 million from $5.2 million in 2005.

        Audio CD sales decreased by less than 1% to $44.1 million for the quarter, compared to $44.4 million in the first quarter of 2005, while CD-ROM sales were down 27% to $2.7 million from $3.7 million.

        First quarter audio cassette sales were down 57% to $0.6 million from $1.4 million in 2005.

        First quarter printing revenue was down 19% to $42.0 million from $51.9 million in 2005, in line with declines in unit shipments. The Printing segment accounted for 9% of first quarter consolidated sales in 2006, compared with 11% in the comparable 2005 period.

        First quarter distribution revenue was up 15% to $44.6 million compared with $38.9 million in 2005 as the Company benefited from higher unit shipments in both Canada and the United States.

        Giant Merchandising generated revenue of $27.3 million in the first quarter, down 11% from $30.8 million in 2005, due to lower tour revenues and garment sales.

        Revenue from other non-core activities was $2.2 million in the first quarter up 38% from $1.6 million in 2005. These activities include authoring and other pre and post-production services, the sale of components, stampers and digital linear tapes.

        North America accounted for 73% of first quarter consolidated revenue in 2006, down from 78% in 2005 due to the relative increase in European revenue from recent customer contracts.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2006 and 2005


        3.2.2.   EUROPE
        European revenue increased 18% in the first quarter to $120.8 million from $102.1 million in 2005 as a result of an increase in DVD volume and higher distribution revenue due to the recent contract signed with Fox. These gains were partially offset by lower audio, VHS video cassette and CD-ROM sales.

        First quarter DVD revenue increased 30% to $65.4 million from $50.4 million in 2005, in line with increased production volumes primarily related to the addition of the Fox business, especially in Germany. In contrast, VHS video cassette revenue declined 89% in the first quarter to $0.2 million from $1.9 million in 2005.

        Revenue from audio CD sales was down 20% from the prior year quarter to $16.9 million from $21.2 million and CD-ROM sales declined 46% to $2.0 million from $3.7 million in 2005. There is no audio cassette sales in the first quarter of 2006 compare with $0.2 million in 2005.

        Distribution revenue increased 56% in the first quarter to $32.8 million from $21.0 million in 2005 as a result of increased business from Fox in Europe and improved performance from The Entertainment Network in the United Kingdom.

        Other revenue from non-core activities decreased 5% to $3.5 million in the first quarter from $3.7 million in 2005.

        As a percentage of consolidated sales, European revenue increased to 27% from 22% in the first quarter of 2005 as a result of the increase in revenue from recent customer contracts in Europe.


4.       GROSS PROFIT

Gross profit for the first quarter increased to $81.8 million from $75.8 million last year. The increase in gross profit was principally attributable to a greater contribution from the DVD business, partially offset by lower selling prices. As a percentage of consolidated revenue, gross profit increased to 18% in the first quarter from 17% in the corresponding 2005 period. Amortization expense from capital assets, which is included in our cost of goods sold decreased to $54.2 million from $55.8 million in 2005.

We record royalty charges for the use of third party replication technologies. We record these amounts as incurred, based on sales of our products. At each balance sheet date, we record our best estimate of the royalties payable based on contractual arrangements and management's best estimate for non-contractual amounts. The royalty provision is recorded as a cost of goods sold at the time of shipment. During the comparable period ended March 31, 2005, we recorded a reduction of $5.7 million in cost of goods sold as the result of the settlement of a patent dispute.


5.       AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES

We recorded amortization of intangible assets and deferred financing fees of $17.4 million in the first quarter of 2006 compared with $17.7 million in 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2006 and 2005


6.       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $36.9 million in the first quarter from $35.8 million in the comparable 2005 period. During the quarter, we incurred slightly higher advisory costs relating to various projects.

As a percentage of sales, selling, general and administrative expenses were 8% in the first quarter ended March 31, 2006, consistent with the prior year.

7.       UNUSUAL ITEM

In 2006, we finalized an exit plan to shut down a DVD and CD replication facility located in Commerce, California. The facility ceased production in March 2006, the exit plan was finalized, and termination notices were given to approximately 350 employees. As a result, contractual severance and other employee related costs amounting to $3.0 million were recorded as an unusual item. No amounts have been paid as of March 31, 2006, and the restructuring is expected to be completed in the second quarter of 2006.

In 2006, we finalized a plan to shut down CD operations at our facility located in Louviers, France. The plan was communicated to the workers council in March 2006 and management continues to negotiate the plan with the workers council. As a result of this restructuring, approximately 120 employees will be affected and contractual severance and other employee related costs amounting to $4.7 million were recorded as an unusual item. No amounts have been paid as of March 31, 2006, and the restructuring is expected to be completed in the second quarter of 2006.

Also, additional restructuring costs of $0.2 million were recognized for other items.

To effect the reorganization into an income trust, the Company incurred $3.5 million of additional transaction costs including fees paid to financial, tax and legal advisors. These costs have been recognized as unusual items in the consolidated statement of earnings.

8.       INTEREST EXPENSE

Interest expense for the quarter decreased to $11.7 million compared with $13.1 million in the first quarter of 2005 due to a lower debt balance. This was partially offset by higher average interest rates on the floating portion of our long-term debt.

During the first quarter, we reduced the interest rate spread on our Term Loan D credit facility to the London Interbank Offered Rate (LIBOR) plus 200 basis points from LIBOR plus 225 basis points based on reduced leverage levels. The interest rate spread on our Term Loan A was also reduced from LIBOR plus 225 basis points to LIBOR plus 175 basis points as we achieved reductions in debt leverage in accordance with our credit facility.

The average interest rate on our long-term debt for the quarter was approximately 6.5% compared with approximately 5.8% in the first quarter of 2005.

9.       INCOME TAXES

Our effective tax rate for the first quarter of 2006 was 25% compared with 28% in the 2005 first quarter as a result of lower taxes in certain jurisdictions.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2006 and 2005


10.      LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH -- THREE MONTHS ENDED MARCH 31

(in thousands of U.S. dollars)                                        2006                           2005
----------------------------------------------------------------------------------------------------------
Cash flow from operating activities                                $83,797                           $692
Cash flow from financing activities                              $(43,794)                        $23,387
Cash flow from investing activities                               $(9,111)                      $(23,625)
----------------------------------------------------------------------------------------------------------

We generated cash flow from operations of $83.8 million in the first quarter compared with $0.7 million in the corresponding period last year, resulting from working capital inflows of $24.2 million compared with outflows of $59.5 million in 2005. During the prior year period, the payment terms for one of our major customers were extended, resulting in higher receivable balances, thereby generating non-cash working capital outflows for the three months ended March 31, 2005.

Cash outflows from financing activities were $43.8 million in the first quarter reflecting debt repayments made during the period. This compares with inflows of $23.4 million in 2005 as the Company made drawings of $39.0 million under its revolving credit facility during the prior year period. In the three months ended March 31, 2006, we reduced our net long-term debt position by $41.9 million.

As of March 31, 2006, our net debt position (long-term debt, including the current portion, less cash and cash equivalents) decreased to $572.7 million from $646.4 million at December 31, 2005.

We paid $12.9 million for capital assets in the first quarter of 2006, principally for DVD and distribution services equipment, compared with $33.3 million in the first quarter of 2005.

At March 31, 2006, our cash balance was $121.7 million and we had total assets of $1,839.0 million compared with $89.9 million and $2,013.9 million at December 31, 2005. The reduction in total assets was primarily attributable to amortization of intangible and capital assets.

Our contractual obligations are substantially the same as those disclosed in our 2005 annual report.

     10.1 CAPITAL STOCK AND DIVIDENDS
     At March 31, 2006, we had 57.3 million common shares issued and outstanding. The Company also had 1.2 million common share stock options outstanding at March 31, 2006, of which 1.1 million were exercisable. On March 2, 2006, Cinram's Board of Directors declared a C$0.03 per share cash dividend payable on March 31, 2006, to the shareholders of record at the close of business on March 15, 2006.


11.       EARNINGS

Our net earnings for the first quarter were $3.9 million compared with $4.1 million last year. On a per share basis, we reported basic net earnings of $0.07 in the first quarter of 2006, in line with 2005.


12.       RELATED PARTY TRANSACTIONS

The related party transactions are substantially the same as those disclosed in our 2005 annual report.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2006 and 2005


13.       SUMMARY OF QUARTERLY RESULTS

Cinram's annual and quarterly operating results vary significantly from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Since most large-scale home video releases are clustered around the holidays (American Thanksgiving and Christmas), and since this period is the busiest shopping season of the year, we typically experience stronger manufacturing volumes and record higher revenue and earnings in the fourth quarter.

The seasonality of our business can also cause our capacity utilization to vary throughout the year. Although we have made significant investments in our DVD capacity over the past three years to accommodate our growing customer requirements and to handle peaks in demand, the shift of a particular release or the timing of the arrival of a master can affect our manufacturing schedule and influence our outsourcing decisions. We generate lower profit margins on units that are offloaded to a third party.

------------------------------------------------------------------------------------------------------------------
 (in thousands of U.S. dollars)         Revenue                                    Net Earnings
Quarter                    2006            2005            2004            2006            2005               2004
------------------------------------------------------------------------------------------------------------------
First                  $447,827        $453,818        $462,237           3,935          $4,075            $14,972
Second                                  449,586         425,411                           4,584              8,477
Third                                   544,651         494,772                          35,543             17,822
Fourth                                  650,025         644,218                          38,224             34,553
------------------------------------------------------------------------------------------------------------------
Year                                 $2,098,080      $2,026,638                         $82,426            $75,824
------------------------------------------------------------------------------------------------------------------

(in U.S. dollars)                Basic earnings per share                        Diluted earnings per share
Quarter                    2006            2005            2004            2006            2005               2004
------------------------------------------------------------------------------------------------------------------
First                     $0.07           $0.07           $0.27            0.07           $0.07              $0.26
Second                                     0.08            0.15                            0.08               0.15
Third                                      0.62            0.31                            0.61               0.31
Fourth                                     0.67            0.61                            0.67               0.60
------------------------------------------------------------------------------------------------------------------
Year                                      $1.44           $1.34                           $1.43              $1.32
------------------------------------------------------------------------------------------------------------------

14.        RISKS AND UNCERTAINTIES
The risks and uncertainties we face are substantially the same as those disclosed in our filings with Canadian securities commissions, which are available on www.sedar.com, and are herein incorporated by reference and remain substantially unchanged.

                                                               [GRAPHIC OMITTED]

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

===================================================================================================================
                                                                                 MARCH 31          December 31
                                                                                    2006                  2005
                                                                              (unaudited)
-------------------------------------------------------------------------------------------------------------------
Assets
CURRENT ASSETS:
     Cash and cash equivalents                                                $   121,658           $   89,921
     Accounts receivable                                                          437,163              589,417
     Inventories                                                                   43,216               45,482
     Prepaid expenses                                                              17,142               20,610
     Future income taxes                                                           33,813               33,835
-------------------------------------------------------------------------------------------------------------------
                                                                                  652,992              779,265
Capital assets                                                                    572,821              601,481
Goodwill                                                                          330,072              330,274
Intangible assets                                                                 226,958              241,604
Deferred financing fees                                                            17,447               18,954
Other assets                                                                       10,163               13,948
Future income taxes                                                                28,528               28,416
-------------------------------------------------------------------------------------------------------------------
                                                                              $ 1,838,981           $2,013,942
===================================================================================================================

Liabilities and Shareholders' Equity

CURRENT LIABILITIES:
     Accounts payable                                                             $99,539           $  202,550
     Accrued liabilities                                                          323,794              351,580
     Income taxes payable                                                           6,431               15,479
     Current portion of long-term debt (Note 2)                                    94,740               62,136
     Current portion of obligations under capital leases                              759                  727
-------------------------------------------------------------------------------------------------------------------
                                                                                  525,263              632,472
Long-term debt (Note 2)                                                           599,640              674,137
Obligations under capital leases                                                    3,154                3,272
Other long-term liabilities                                                        55,431               55,135
Future income taxes                                                               103,510              103,018


SHAREHOLDERS' EQUITY:
     Capital stock (Note 3)                                                       173,830              173,775
     Contributed surplus                                                            4,699                4,634
     Retained earnings                                                            319,569              317,121
     Foreign currency translation adjustment                                       53,885               50,378
-------------------------------------------------------------------------------------------------------------------
                                                                                  551,983              545,908
-------------------------------------------------------------------------------------------------------------------
                                                                              $ 1,838,981           $ 2,013,942
===================================================================================================================

See accompanying notes to interim consolidated financial statements.

                                                               [GRAPHIC OMITTED]

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share amounts)

===================================================================================================================
Three months ended                                                               March 31             March 31
                                                                                     2006                 2005
-------------------------------------------------------------------------------------------------------------------
Revenue                                                                        $  447,827           $  453,818
Cost of goods sold                                                                366,036              377,989
-------------------------------------------------------------------------------------------------------------------
Gross profit                                                                       81,791               75,829
Selling, general and administrative expenses                                       36,868               35,776
Amortization of intangible assets and deferred financing fees                      17,413               17,676
Unusual items (note 4)                                                             11,382                3,864
-------------------------------------------------------------------------------------------------------------------
Earnings before the undernoted                                                     16,128               18,513

Interest on long-term debt                                                         11,620               12,976
Other interest                                                                        117                  138
Interest income                                                                      (855)                (290)
-------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                        5,246                5,689

Income taxes                                                                        1,311                1,614
-------------------------------------------------------------------------------------------------------------------
Net earnings                                                                        3,935                4,075

Retained earnings, beginning of period                                            317,121              240,367
Dividends declared                                                                 (1,487)              (1,386)
-------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                               $  319,569           $  243,056
===================================================================================================================

Earnings per share: (Note 6)
     Basic                                                                     $     0.07           $     0.07
     Diluted                                                                         0.07                 0.07
-------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding
   (in thousands): (Note 6)
     Basic                                                                         57,304               56,858
     Diluted                                                                       57,998               57,468
===================================================================================================================

See accompanying notes to interim consolidated financial statements.

                                                               [GRAPHIC OMITTED]


INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, In thousands of U.S. dollars)

===================================================================================================================
Three months ended                                                               March 31             March 31
-------------------------------------------------------------------------------------------------------------------
                                                                                     2006                 2005
-------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
OPERATIONS:
     Net earnings                                                              $    3,935            $   4,075
     Items not involving cash:
         Amortization                                                              54,163               55,813
         Non-cash stock-based compensation                                             65                  229
         Future income taxes                                                        1,444                  -
         Loss on disposition of capital assets                                         15                   28
     Change in non-cash operating working capital (Note 7)                         24,175              (59,453)
-------------------------------------------------------------------------------------------------------------------
                                                                                   83,797                  692
FINANCING:
     Increase in long-term debt                                                    -                    39,000
     Repayment of long-term debt                                                  (41,893)             (16,713)
     Decrease in obligations under capital leases                                    (179)                (250)
     Issuance of common shares                                                         55                2,331
     (Decrease) increase in other long-term liabilities                              (290)                 405
     Dividends paid                                                                (1,487)              (1,386)
-------------------------------------------------------------------------------------------------------------------
                                                                                  (43,794)              23,387

INVESTMENTS:
     Purchase of capital assets                                                   (12,927)             (33,286)
     Proceeds on disposition of capital assets                                         28                  173
     Decrease in other assets                                                       3,788                9,488
-------------------------------------------------------------------------------------------------------------------
                                                                                   (9,111)             (23,625)

Foreign exchange loss on cash held in foreign currencies                              845               (1,663)
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                   31,737               (1,209)
Cash and cash equivalents, beginning of period                                     89,921               41,789
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                       $  121,658            $  40,580
===================================================================================================================

Supplemental cash flow information:
     Interest paid                                                             $   12,088            $  14,240
     Income taxes paid                                                             10,623                3,297
===================================================================================================================

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)



1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

     These interim unaudited consolidated financial statements include the accounts of Cinram International Inc. (the "Company") and its wholly owned subsidiaries.

     These interim unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements and, accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2005.

     The interim unaudited consolidated financial statements reflect all adjustments, which are necessary, in the opinion of management, to fairly present the financial position of the Company as of March 31, 2006, and 2005, and the results of its operations and cash flows for the three-month periods then ended.

     The Company's business follows a seasonal pattern, whereby pre-recorded multimedia sales are traditionally higher in the third and fourth quarters than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate share of total revenue is typically earned in the third and fourth quarters.

     The interim unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in Note 1 to the December 31, 2005, audited consolidated financial statements.

     Certain 2005 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2006.

     USE OF ESTIMATES:
     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for volume rebates, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets and the recoverability of capital assets and long-lived assets.

     Royalty charges are incurred as a result of the use of third party replication technologies. The royalty charge is recorded as a cost of goods sold at the time of shipment. The royalty rates are on a per unit basis and based on contractual terms and conditions or management's best estimates. In situations where formal license agreements are not in place, management's best estimate of the royalty obligations is used. These estimates are reviewed periodically and, as adjustments become necessary, they are made in the period in which they become known. A significant change in the royalty rates used could have a material impact on the cost of goods sold amount and the provision for royalties. The actual cash settlement amounts and timing are unknown at this time.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


2.   LONG-TERM DEBT:

     Amounts outstanding under the credit facilities are shown in the table below:

    ===============================================================================================================
                                                                                March 31,         December 31,
                                                                                     2006                 2005
    ---------------------------------------------------------------------------------------------------------------
     Credit agreement:
     Term loan A (a)                                                             $110,150             $112,226
     Term loan D (b)                                                              574,758              612,758
    ---------------------------------------------------------------------------------------------------------------
                                                                                  684,908              724,984

     Other long-term debt (c)                                                       9,472               11,289
    ---------------------------------------------------------------------------------------------------------------
                                                                                  694,380              736,273
     Less current portion                                                          94,740               62,136
    ---------------------------------------------------------------------------------------------------------------
                                                                                 $599,640             $674,137
    ===============================================================================================================

     (a) Term loan A with an outstanding balance of $110,150 at March 31, 2006, is due on September 30, 2007, and bears an interest rate of LIBOR plus 175 basis points.


          During the first quarter, the interest rate spread was reduced from LIBOR plus 225 basis points to LIBOR plus 175 basis points as the Company achieved reductions in debt leverage in accordance with the credit facility.

     (b) Term loan D with an outstanding balance of $574,758 at March 31, 2006, is due on September 30, 2009, and bears an interest rate of LIBOR plus 200 basis points.


          During the first quarter of 2006, the interest rate on the outstanding principal amount of $574,758 term loan D facility was reduced from LIBOR plus 225 basis points to LIBOR plus 200 basis points, as the company achieved reductions in debt leverage in accordance with the credit facility.


     (c) Asset-backed financing: The Company has entered into asset-backed financing due in July 2007 with blended monthly principal and interest repayments over a three-year period, secured by certain capital assets, bearing interest at 5.49%.


     Future minimum repayments of long-term debt for the fiscal years ending December 31 are as follows:

    ==========================================================================================================
     2006                                                                                               57,608
     2007                                                                                              117,476
     2008                                                                                               36,975
     2009                                                                                              482,321
    ----------------------------------------------------------------------------------------------------------
                                                                                                      $694,380
    ==========================================================================================================

     The terms of the credit agreement require the Company to comply with certain financial and other covenants over the term. As at December 31, 2005, and March 31, 2006, the Company was in compliance with all the terms of its credit agreement.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


     During the first quarter of 2006, the Company made voluntary debt prepayments of $40,075.


3.   CAPITAL STOCK:

     The following table summarizes information on capital stock and stock options at March 31, 2006:

    ==========================================================================================================
                                                                              Outstanding          Exercisable
    ----------------------------------------------------------------------------------------------------------
     Common shares                                                             57,309,294                    -
     Common share stock options                                                 1,227,431            1,077,934
    ==========================================================================================================

     (a) For the three months ended March 31, 2006, the Company issued 5,834 common shares to employees on the exercise of stock options for cash of $55. (Three months ended March 31, 2005 -- 357,670 common shares were issued to employees on the exercise of stock options; for cash of $2,331.)


     (b) Stock-based compensation expense for the three months ended March 31, 2006, was $65 (three months ended March 31, 2005 - $229) relating to the fair value of stock options granted since January 1, 2002. The offset to the stock-based compensation expense has been credited to contributed surplus.




4.   UNUSUAL ITEMS:

     During the first quarter of 2006, management finalized an exit plan to shut down a combined CD and DVD manufacturing facility located in Commerce, California. The plan was finalized in early March and termination notices were provided on March 27, 2006 to approximately 350 employees. Total costs to be incurred in conjunction with the plan are expected to be $4,800, of which $2,959 was recorded within unusual items in the Company's Home Video and Audio CD segments in the three months ended March 31, 2006. No amounts have been paid as of March 31, 2006, and the restructuring is expected to be completed in the second quarter of 2006.


     The closure of the Commerce facility is anticipated to result in streamlining of US operations leading to realizing cost savings due to the elimination of fixed factory overhead. A strategic redeployment of assets into other locations will provide for an improved allocation of capacity, efficient manufacturing space utilization and economies of scale.


     Also during the first quarter of 2006, management finalized an exit plan to shut down the CD operations at its manufacturing facility located in Louviers, France. The closure of the CD operation will allow the company to focus on the DVD format, as the facility will continue to be utilized for DVD manufacturing. The plan was finalized in March and notice was provided to the workers council during the quarter affecting approximately 120 employees. As a result, contractual severance, employee related costs and other costs amounting to $4,705 were recorded as an unusual item in the Company's Audio CD segment in the three months ended March 31, 2006. No amounts have been paid as of March 31, 2006 and the restructuring is expected to be completed in the second quarter of 2006.


     Additional restructuring costs of $260 were recognized for other items.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


     To effect the reorganization into an income trust, the Company incurred an additional $3,458 of transaction costs. These costs include fees paid to financial, tax and legal advisors and other costs, which have been recognized as unusual items in the consolidated statement of earnings. The Company will continue to incur additional transaction costs during the second quarter of 2006.



5.   PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS:

     For the three months ended March 31, 2006, the Company's 401(k) plan expense amounted to $551(three months ended March 31, 2005 - $2,206) as the funding of the Supplemental 401K Plan ceased on December 31, 2005. For the three months ended March 31, 2006, the pension expense related to the Company's defined benefit plans amounted to $895 (three months ended March 31, 2005 - $961).



6.   BASIC AND DILUTED EARNINGS PER SHARE:

     The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:



                                                     Three months ended March 31

    =============================================================================================================
                                                                                   2006                 2005
    -------------------------------------------------------------------------------------------------------------
     Numerator:
     Earnings available to common shareholders                                   $3,935               $4,075
    =============================================================================================================

     Denominator (in thousands):
     Weighted average number of shares outstanding - basic                       57,304               56,858
     Effect of dilutive securities:
     Employee stock options                                                         694                  610
    -------------------------------------------------------------------------------------------------------------
     Weighted average number of shares - diluted                                 57,998               57,468
    =============================================================================================================

     Earnings per share:
     Basic                                                                        $0.07                $0.07
     Diluted                                                                       0.07                 0.07
    =============================================================================================================


     For the three months ended March 31, 2006, all stock options were included in the computation of diluted earnings per share because the exercise price was lower than the average market price of the common shares for the period.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


7.  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS:

     The change in non-cash operating working capital was comprised of the following:

    ===============================================================================================================
                                                                                     2006                 2005
    ---------------------------------------------------------------------------------------------------------------
     Decrease in accounts receivable                                             $155,064             $ 27,032
     Increase in income taxes recoverable                                           -                   (1,888)
     Decrease in inventories                                                        2,474                3,146
     Decrease in prepaid expenses                                                   3,574                9,524
     Decrease in accounts payable and accrued liabilities                        (126,163)             (97,267)
     Decrease in income taxes payable                                             (10,774)                   -
    ---------------------------------------------------------------------------------------------------------------
                                                                                 $ 24,175            $ (59,453)
    ===============================================================================================================



8.   SEGMENTED INFORMATION:

     The Company's reportable business segments are: Home Video replication, Audio/ROM replication, Printing and Distribution services.


     The Home Video replication segment primarily manufactures DVDs. The Audio/ROM replication segment manufactures CDs and CD-ROM. The Printing segment provides design, printing and packaging services. The Distribution services segment distributes pre-recorded media products primarily on behalf of its customers. The Other segment includes merchandising sales.


     The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.



=================================================================================================================
                                                                               THREE MONTHS ENDED MARCH 31, 2006
-----------------------------------------------------------------------------------------------------------------
                             HOME VIDEO     AUDIO/ROM
                           REPLICATION/   REPLICATION/
  INDUSTRY SEGMENTS:       DUPLICATION    DUPLICATION     PRINTING     DISTRIBUTION      OTHER         TOTAL
------------------------- -------------- ------------- -------------- -------------- ------------- --------------
REVENUE FROM EXTERNAL          $229,109       $66,353        $41,975        $77,376       $33,014       $447,827
  CUSTOMERS
EARNINGS BEFORE
   INTEREST EXPENSE,
   INVESTMENT INCOME,
   UNUSUAL ITEMS AND
   INCOME TAXES                  36,738           980          2,323       (10,391)       (2,140)         27,510
TOTAL ASSETS                    943,950       273,381        166,833        318,798       136,019      1,838,981
AMORTIZATION OF CAPITAL
  ASSETS AND ASSETS
  UNDER CAPITAL LEASES           24,528         3,551          2,127          6,009           535         36,750
AMORTIZATION OF
  INTANGIBLE ASSETS              13,655           159          2,092              -             -         15,906
CAPITAL EXPENDITURES              5,503           207            257          5,125         1,835         12,927
=================================================================================================================

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)


8.       SEGMENTED INFORMATION (CONTINUED):




=================================================================================================================
                                                                               Three months ended March 31, 2005
-----------------------------------------------------------------------------------------------------------------
                             Home Video     Audio/ROM
                            replication/  replication/
  Industry segments:        duplication   duplication     Printing     Distribution      Other          Total
-----------------------------------------------------------------------------------------------------------------
Revenue from external          $231,275       $74,751        $51,852        $59,854       $36,086       $453,818
  customers
Earnings before
   interest expense,
   investment income,
   unusual items and
   income taxes                  25,308         4,869          4,372       (10,018)       (2,154)         22,377
Total assets                  1,038,471       335,645        177,437        268,757       162,032      1,982,342
Amortization of capital
  assets and assets
  under capital leases           25,600         5,174          2,163          4,661           539         38,137
Amortization of
  intangible assets              13,910           162          2,131              -             -         16,203

Capital expenditures             16,228           351             70         16,557            80         33,286
=================================================================================================================


       Revenue from external customers was comprised of the following:



===============================================================================================================
                                                                                     2006                 2005
---------------------------------------------------------------------------------------------------------------
DVD                                                                              $225,481             $224,154
HD DVD                                                                                 66                   -
VHS                                                                                 3,562                7,121
Audio CD/CD-ROM                                                                    65,698               73,110
Audio cassette                                                                        655                1,641
Printing                                                                           41,975               51,852
Distribution                                                                       77,376               59,854
Merchandising                                                                      27,318               30,784
Other                                                                               5,696                5,302
---------------------------------------------------------------------------------------------------------------
                                                                                 $447,827             $453,818
===============================================================================================================

CINRAM INTERNATIONAL INC.
Corporate Head Office
2255 Markham Rd.
Toronto, ON
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612
www.cinram.com